                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of September 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     ---------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated August 18, 2003,  "Pierre  Bilger Decides to Repay
Compensation Received On His Departure from ALSTOM"

Press release dated August 26, 2003, "Board Changes at ALSTOM"

Press release dated September 17, 2003, regarding status of refinancing package

Press release dated September 17, 2003, regarding ALSTOM Board meeting in relation to refinancing package

                                   SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date: September 18, 2003               By:  /s/ Philippe Jaffré
                                            ------------------------------------
                                            Name:   Philippe Jaffré
                                            Title:  Chief Financial Officer

                                                                  18 August 2003

                   PIERRE BILGER DECIDES TO REPAY COMPENSATION
                      RECEIVED ON HIS DEPARTURE FROM ALSTOM

ALSTOM's  recovery  plan  involves  significant  contributions  from the Group's employees,  shareholders and financial partners.  In addition,  the French State
has  decided  to  give  its  support  to  the  plan.  Given  these   exceptional
circumstances,  in a letter dated 14th August 2003, Pierre Bilger, former ALSTOM
Chairman & CEO, informed the Group's Board of Directors of his decision to waive his contractual  termination  entitlements,  as well as any form of remuneration due after 11th  March  2003,  i.e.  a gross  total of  €4.1  million.  As a consequence, Pierre Bilger will repay the related sums to ALSTOM.

Press relations:             S. Gagneraud
                             (Tél. +33 1 47 55 25 87)
                             internet.press@chq.alstom.com

Investor Relations:          J-G. Micol
                             (Tél. +33 1 47 55 26 04)
                             Investor.relations@chq.alstom.com

                                                                26th August 2003

                             BOARD CHANGES AT ALSTOM

ALSTOM today announced that Sir William Purves,  Vice Chairman of ALSTOM's Board of  Directors  since 1998,  has informed the Board of his decision to retire and has resigned.

The Board has approved the proposed  appointment of Mr. James Leng as a Director of ALSTOM and a  resolution  appointing  Mr.  James  Leng as a Director  will be submitted for Shareholder  approval at the  Shareholders'  Meeting to be held on second call on 24 September 2003.  Once  appointed,  Mr. Leng will qualify as an independent Director on ALSTOM's Board of Directors.

Mr. Leng is  currently  Chairman of Corus Group plc, the British and Dutch steel company,  and  non-executive  director of Pilkington plc, IMI plc, and JP Morgan
Fleming Mid Cap  Investment  Trust plc.  He is also a Governor  of the  National
Institute  of Economic  and Social  Research  and a Fellow of the  Institute  of
Marketing (UK).

From 1995 until June 2001, Mr. Leng was Chief Executive  Officer of Laporte plc,
one of the world's speciality  chemical  companies,  where he led the successful restructuring of the company, its management structure and business portfolio.

Prior to his position at Laporte plc,  Mr. Leng was Chief  Executive  Officer of
Low & Bonar plc, the international packaging and materials group which he joined in 1984.

Press relations:             S. Gagneraud
                             (Tél. +33 1 47 55 25 87)
                             internet.press@chq.alstom.com

Investor relations:          E. Chatelain
                             (Tél. +33 1 47 55 25 33)
                             Investor.relations@chq.alstom.com

                                                               17 September 2003

                                  PRESS RELEASE

A  refinancing  package  agreed by ALSTOM,  its banks and the  French  State was announced on 6 August 2003.  This plan  included the French State  entering into the Company's share capital and providing a long-term loan.

The European  Commission  today announced the opening of an in-depth enquiry and its decision in principle to prohibit the French State from participating in the capital increase or from providing the long-term loan.

ALSTOM's Board of Directors will meet this evening to review the consequences of this situation. A press release will be issued following the Board meeting.

ALSTOM has requested that trading in its shares be suspended.

Press Relations:             S. Gagneraud
                             Tel. +33 1 47 55 25 87
                             internet.press@chq.alstom.com

Investor Relations:          E. Chatelain
                             Tel. +33 1 47 55 25 33
                             investor.relations@chq.alstom.com

M: Communications :          L. Tingström
                             Tel. +44 789 906 6995

                                                               17 September 2003

                                  PRESS RELEASE

ALSTOM's  Board met today to hear a report from the  Chairman & Chief  Executive
Officer on efforts made to find solutions to ensure the Group's recovery.

The Board also heard opinions from independent advisors.

The Board noted the European  Commission's  refusal, in principle,  to authorise the French State to become a shareholder  or to provide a long-term  loan.  This calls into question the  fundamentals  of the  refinancing  plan agreed  between
ALSTOM, its banks and the State announced on 6 August 2003, a plan which assures
ALSTOM's long-term future.

The  Board  expressed  its  hope  that  the  European  Commission  will  find an appropriate way of applying European Community  procedures,  taking into account the  specific  characteristics  of  ALSTOM's  business  and the  urgency  of the situation.

The Board  mandated the Chairman & CEO to continue to seek a solution  which can be implemented  with  immediate  effect.  Such a solution must address  ALSTOM's problems in a sustainable  manner.  These are essential  requirements to restore the confidence of ALSTOM's  customers and  industrial and financial  partners in the Group's long-term future, confidence which is vital to ALSTOM's survival.

The Board will  reconvene  at the latest on Monday 22  September  to consider if such a viable  long term  solution  has been found and which can be  immediately implemented. A press release will be issued following this meeting.

ALSTOM has  requested  the  suspension  of trading in its shares  until  further notice.

Press Relations:        S. Gagneraud/G. Tourvieille
                        Tel. +33 1 47 55 25 87
                        INTERNET.PRESS@CHQ.ALSTOM.COM

Investor Relations:     E. Chatelain
                        Tel. +33 1 47 55 25 33
                        INVESTOR.RELATIONS@CHQ.ALSTOM.COM

M: Communications :     L. Tingström
                        Tel. +44 789 906 6995